 Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: October 18, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

CNBC TechCheck
Shantanu Narayen Adobe MAX Interview

Jon Fortt: I am live from Adobe MAX in Los Angeles. This is the first time we’re live here in three years, it’s a creative conference. Shantanu Narayan, the CEO of Adobe joins me…We’ve seen the reaction in the stock, post-Figma what are the things that you feel like need to be answered, that people need to understand about this deal and the broader creative landscape as you’re getting ready to kick off not just Adobe MAX, but also an Investor Day?

Shantanu Narayen: Well, Jon thanks so much for being here and taking the time to be with us. It’s the energy is palpable. When you look at MAX and the fact that as you said, after three years, you know, we’re back in LA, and just the energy of talking to people and how creativity continues to make a difference is great. To your question on investors – I think, you know, we use the financial analyst meeting to really talk about our strategy and why digital continues to be a massive tailwind for us. When you think about what’s happening in terms of how it’s transforming – whether it’s work, whether it’s education, whether it’s entertainment. And I think the macroeconomic environment that exists today, everybody’s trying to think about whether there’s some short-term opportunity. And I think from our perspective, we’re just continuing to say how do we invest in building this company for the long run. I think specifically as it relates to Figma, Figma is one of those rare companies that has created an incredible new platform, whether it’s about advancing product design, about whether it’s brainstorming and ideation. So, we just believe that the opportunity to partner with them and to create that sort of next generation of creativity and productivity is our you know, game-changing opportunity. And so, we’re excited about it, and we will, at the Financial Analyst meeting, talk about how our core business continues to be strong. I think that’s one of the questions that people have, which is, is this a defensive or is this, you know, sort of looking around the corner move. And we certainly think it’s looking around the corner.

Jon Fortt: Not defensive?

Shantanu Narayen: Not defensive at all.

Jon Fortt: Okay, I want to get back to that. But first, I want to talk about a theme that you’re going to hit on pretty hard on Adobe MAX with new product announcements, and that’s collaboration. So across Photoshop and Illustrator, it’s there. It’s part of the case for the Figma acquisition itself. And there’s this kind of collaboration, productivity push happening right now in enterprise software, from some quarters where you might not have expected it a few years ago. Salesforce-Slack is part of that, the rise of Atlassian as part of that, what’s the most important thing to get right as you pursue that storyline?

Shantanu Narayen: Well, Adobe has actually always been about collaboration, Jon. And if you think about PDF and the role that PDF plays. PDFs have always been about how you communicate your ideas, but you communicate them in an asynchronous way. And I think what’s happened with the pandemic and post-pandemic, is in this hybrid work environment when people are not in the same place at the same time. The question is the sort of innovation that you’ve done on asynchronous collaboration, how do you do that synchronously? So how do you do the brainstorming, how do you do the ideation, how do you incorporate feedback in a real-time manner so that you can really accelerate? Because people are trying to personalize content more, they’re trying to create these campaigns and distribute the campaigns. And so what we’re going to talk about is whether it’s what we’re doing with Photoshop and Illustrator in terms of share for review and incorporating it. The acquisition, as you know, of frame.io, which dramatically accelerates what you can do with video. Workfront and what we are doing as it relates to marketing campaigns. So, it’s a theme because it’s one of those incredible opportunities for us to get a number of creators and stakeholders, whether it’s individuals or whether it’s teams, working in a really accelerated fashion.

[…]

Jon Fortt: So you’re the biggest in the world when it comes to creativity. Does that mean you have to tell the regulators that Figma is about productivity?

Shantanu Narayen: Well, Figma is really about an adjacency. If you think about what they are doing – product design, and really extending that between the designers and developers. You’ve covered Adobe for a long time, and it’s really about advancing product design, and that was an adjacent category that existed. The second one is about you know, how do you bring this multiplayer, real-time co-editing platform to our products? And that’s where again – they have a technology platform that allows us. But you’re right, big picture, it really is about creativity and productivity, and there’s so many massive companies in that space. This is a trillion-dollar software market, but it’s one that we think we have a particularly unique insight on to deliver value to customers.

[…]

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CNBC Fortt Knox
Scott Belsky Adobe MAX Interview

Jon Fortt: Fortt Knox update – Scott Belsky Chief Product Officer…We’re at Adobe MAX here in Los Angeles. And you got a number of announcements, but I’ll start with Figma. Yeah, I’m just going to go straight into it. There people saying if XD had succeeded, you wouldn’t need to spend $20 billion on Figma. Is that wrong? What happened?

Scott Belsky: Well, listen, I mean, you know the honest retrospective here is that we’ve always been excited about the new use cases of our products. I mean, if you look at a product like Photoshop, and it started getting used by photographers in unique ways. The team realized, well we can add all these features to Photoshop and build what ended up becoming Lightroom. And then we saw the same sort of trend a few years ago, a number of years ago, where we saw people using Photoshop for some screen design stuff and said, wow, like we should build a product in the image of Photoshop specifically for screen designers. And around that time, there was another product called Sketch out there. And you’re saying screen design, you mean “souls for a digital experience,” right? Let’s call it that. And so we did that, building that product in the image of our other flagship desktop down products. It turns out that product design and development is a discipline unlike any other. It’s highly collaborative. You know, 30% of Figma’s users are developers. We don’t have developers as users of our other creative products. And Figma, to their credit, you know over the last 10 years, has reimagined the entire vertical stack of product design and development as a web based multiplayer experience that we think is the future.

[…]

Jon Fortt: So then do you have to charge differently for products? I mean, traditionally, you know, there’s the Creative Cloud Suite. You can buy everything, or you can buy a couple of slices of things, but you’re still paying a lot. There’s value being delivered there. Sure. But with these competitors that are either bundling things on Microsoft side, or providing a freemium model on Canva side, how much do you give away? And then do you have to make a different kind of argument for payment and value?

Scott Belsky: Well, you’re asking the product guy whose interest is having everyone have access to products, right? What’s really exciting about these new web enabled products, you know, Adobe Express, and others that we’re working on is that they are freemium, you know, it’s easy to get started. One of the things I love about Figma is anyone can sort of jump in and get started. And only when you start using it, at a certain level of intensity and for commercial use, typically, are you starting to become a paying customer. So I think what’s going to happen over time is we’re going to have a much broader audience base, right. Our customer base is growing very, very fast right now. A lot of those customers are coming in through products like Adobe Express, and then we are getting better and better at making sure they’re realizing value in the product, converting to becoming a paid customer at a lower price point. And then also making sure that funnel continues and they find reasons to open in Photoshop or open in Illustrator and go further down the funnel.

[…]

Jon Fortt: Are more of these flagship products going to move on to the web natively? That’s an interesting thing about Figma. Also, although, you know, Adobe’s got Software as a Service, it’s kind of heavy software that’s installed, that’s updated through the internet. But Figma is different in that you use it through a browser largely, so is that the future?

Scott Belsky: Well, first of all, when I look at Figma as this product design and development stack with a developer ecosystem, like so many things that really distinguished that offering for its distinct customers. There are certainly things to learn, though, right? For example, when you send someone a link, it’s far easier to jump in and get started with a link as opposed to have to download Photoshop on the desktop, wait for it to open, you know, and some people fall off even at the top of the funnel there. So bringing Photoshop to the web, which we announced last year at first. And then this year, we’re sharing all the newest features, we’re kind of making this more professionally available, as opposed to just a review and light editing tool. I mean, Photoshop coming to the web, Illustrator coming to the web, which we’ve also announced, this is going to transform the top of funnel for our pro base. And it’s going to make these products increasingly viral, right? Instead of sending a big huge link to somebody or a file rather to somebody, you can just paste the link in Slack or email or something, and they can jump in. And before you know it, they want access to edit, and they’re a paid customer as well. So that is the future, I think for our flagship products, is a system that extends to the web.

Jon Fortt: And so this is similar in a way to the transition from packaged software to downloaded software, right?

Scott Belsky: I think we will look back years from now and realize that almost all of our customers come in through the web for these flagship products. And when people want to go further, they can always download the desktop product and get access to the, you know, 30 years of features that we’re not going to port immediately to the web, because that would be bad for everyone.

Jon Fortt: How long is the transition going to take?

Scott Belsky: I would say we’re on a multiyear journey. I think it’s probably, you know, three years or so until we get kind of the 80% that, you know, that most customers all need. And I think we’re about a year or so into that. And we’re already seeing, you know, hundreds of thousands of customers starting to use our web products, you know, as extensions to the flagship. So we’re out and running now. But you know, again, a great product leader never fully satisfied with his or her products and always more to go.

[…]

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Scott Belsky’s Adobe MAX Keynote & Q&A with Dylan Field

[…]

Scott Belsky:  All right, so we are going to talk a little bit more about collaborative creativity. Shantanu and David shared this morning just how excited we are to welcome the Figma team. I have known Dylan Field, Figma’s Co-Founder and CEO, for over a decade. And I have just long admired how their web platform, multiplayer capabilities, their extensive developer ecosystem, totally reimagined the world of product design and development. Most recently, the Figma team released FigJam, which outfits any team across any company for ideation, whiteboarding, and new ways to collaborate in this hybrid world of work. Our teams are so excited about all there is to learn from one another and we’ve got a lot of ideas about all the fun things we can do together. Let’s take a quick look at Figma in action, and then Dylan will join me for a quick chat. Dylan.

Dylan Field:  Hey.

Scott Belsky:  Welcome to MAX.

Dylan Field:  Thank you.

Scott Belsky:  So for those in the audience who haven’t tried Figma before, can you give a quick description of what Figma is and what do you think has made it so successful over the decade your team’s been working on it?

Dylan Field:  Yeah, absolutely. And Scott, thank you for having me. I’m so pumped to be here. This is my first MAX. Thank you for welcoming me. So a bit about Figma. Figma is a platform for product development teams. And 10 years ago we started Figma with this belief that product design work should live in the browser, not just for efficiency, but also for more openness and for better collaboration. And this was a very controversial belief at the time. People told us that if this is the future of design, they were changing careers. But thankfully it also headed and tracked to where the world was going. So we are, and we are still, and we’ve talked to this a lot over the years, in the middle of a multi-decade shift from a physical economy to a digital economy. And I think just as you look at the number of apps and websites being designed, that number has clearly exploded.

And as a result, product design has become a way for companies to stand apart. People saw this and said, “Hey, I want to be involved in the product design process.” Even if they weren’t “a designer.” And as a web-based product design tool, Figma has tried to welcome them in. So today product design is no longer just one part of product building, it’s also the brainstorming phase and it’s the research work that precedes it. Which is why we built a second product which we shipped last year, FigJam. And FigJam is a whiteboarding tool that can also be used for brainstorming, ideation, diagramming. And it also can be about the code that follows the design process too. And so we’re really trying to make Figma into this end to end product experience.

Scott Belsky:  So it’s important that Figma has autonomy within Adobe and that the design community really benefits from the work we do together. So after Figma joins Adobe, what are some of the first additions to the product roadmap that you’re excited to tackle? And I’m curious if there are any specific requests from the community?

Dylan Field:  Yeah, there is so much that I’m excited to do here and so much I’m excited to build. So by collaborating with the Adobe team and utilizing Adobe’s technology, I think we’re going to be able to build way more capabilities into the Figma platform faster. So first, Adobe has core expertise in a bunch of areas, many of which we’ve talked about today, such as video, imaging, vector, 3D. And we know that working in these areas is also part of the product design process as well. But we don’t serve that very well in Figma today. So one of the first things, to answer your question, one of the first things that I think we’ll do-

Scott Belsky:  Drum roll, drum roll please.

Dylan Field:  Adobe Fonts.

Scott Belsky: Fonts.

Dylan Field:  But Intertwine today, that was awesome. I think it might give Fonts a run for her money. So we’ll see. I watched the demo, I was like, “Wow, that’s amazing. I want that now.”

Scott Belsky:  We’ll chat backstage, we’ll figure that out.

Dylan Field:  Okay. But anyways, so we’ll always keep listening to the community though. And of course as people give us feedback, we’ll adjust accordingly.

Scott Belsky:  Awesome. Well, when you founded Figma, I remember you talking about this notion of eliminating the gap between imagination and reality. And I have to say, a lot of the founders I mentor when they send me a link to the product they’re building, it’s always a Figma link these days. Where are you in the pursuit of this?

Dylan Field:  Yeah, so for me, closing the gap between imagination and reality, that means giving people the tools they need to get something from their mind onto the canvas and onto a screen. And our vision is to make it so that product design is accessible to everyone. And that’s part of why we create FigJam to bring people into the product design process from the start in a way that’s easy to use, engaging, but also really fun. And looking ahead to our future opportunities with Adobe, even beyond product design, we can start to reimagine the future of creative tools on the Figma platform and of course with a focus on collaboration as we discussed today. And I also think that we can just as we build these new tools, these new spaces, it can start to bring the power of visual collaboration into that work for everyone. So, so much to build and really excited for this.

Scott Belsky:  So much to build, indeed. Dylan, thank you so much for joining us today. All of us at Adobe are just super eager to start working with you and your team.

Dylan Field:  Can’t wait.

Scott Belsky:  Awesome.

Dylan Field:  Okay, see you soon.

Scott Belsky:  Thanks so much. All right.

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Forward-Looking Statements

In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

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